Glencairn Gold Corporation
Common Shares
377903109
December 31, 2005


CUSIP 780911103
1. Sprott Asset Management Inc.
   Suite 2700, South Tower, Royal Bank Plaza, Toronto, Ontario  M5J 2J1
   Canada

2. n/a

3.

4. Ontario, Canada

5. 11,270,000

6. n/a

7. 11,270,000

8. n/a

9. n/a

10. n/a

11. n/a

12. BD


Item 1
(a) Glencairn Gold Corporation
(b) Suite 500 - 6 Adelaide Street,East
    Toronto, ON
    M5C 1H6
    Canada

Item 2
(a) Sprott Asset Management Inc.
(b) Suite 2700, South Tower
    Royal Bank Plaza
    P.O. Box 27
    Toronto, Ontario M5J 2J1
    Canada
(c) Canadian
(d) Common Shares
(e) 377903109

Item 3
n/a

Item 4
(a) n/a
(b) n/a
(c) (i) 11,270,000
    (ii) n/a
    (iii) 11,270,000
    (iv)  n/a

Item 5
n/a

Item 6
n/a

Item 7
n/a

Item 8
n/a

Item 9
n/a

Item 10
January 6, 2006
Neal Nenadovic
Chief Financial Officer